FOR IMMEDIATE RELEASE	October 26, 2026

Micromem Technologies Inc. Advances Development of Compact Gas-Sensing Portable Prototype

Toronto, Ontario and New York, New York, October 26, 2026 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM, OTCQB: MMTIF) is pleased to provide an update on the development of its compact gas-sensing wearable/portable prototype (the 'Technology"), following the Company's news release dated August 6, 2026. The prototype enclosure shown below illustrates a form factor measuring approximately 120 mm × 80 mm × 18 mm (The "Prototype").

Micromem gas-sensing wearable prototype.

Prototype design highlights a compact form factor intended to support continued sensor-system integration and testing

The Technology is the result of the current collaboration (the "Project") between Micromem, Canada's Defence Research and Development Canada and the University of Toronto to develop a Biological and Chemical weapons detection technology. The Prototype is the intended commercial version that will, initially, have oil industry and municipal water quality testing uses. The Prototype will form the base technology for wearable military applications currently being developed for the Canadian Department of National Defense (the "DND").

The Project aims to advance the development of a portable, battery-powered gas sensing system incorporating indium arsenide (InAs) nanowire field-effect transistors (FETs). The technology is being designed to detect target gases and volatile organic compounds by measuring changes in electrical conductance as gas molecules interact with the nanowire surfaces. There will be two distinct system configurations developed, a portable and fixed in place technology, both configurations will incorporate overcurrent protection to safeguard the sensitive nanowire devices and wireless or wired data transmission capabilities to enable external data logging and analysis. In addition, a form factor that is waterproof and more rugged to meet requirements for enhanced oil recovery operations will be developed.  The Project is intended to advance the technology through continued prototype refinement and validation.

The Technology is focused on integrating the sensing technology, electronics and supporting components into a compact, practical device. Micromem has completed testing of its first printed circuit board (PCB) version and is progressing on a second PCB version that incorporates design improvements.

The Company will provide further updates.

About Micromem.

Micromem Technologies Inc., publicly traded (OTCQB: MMTIF, CSE: MRM), is a technology company focused on the development and commercialization of advanced sensor solutions based on proprietary nanotechnology platforms. The Company is advancing high-sensitivity nanowire-based sensing technologies for applications in defense, industrial safety, environmental monitoring, energy, healthcare, and other markets. Through collaborations with government and academic institutions, including Canada's Defence Research and Development Canada (DRDC) and the University of Toronto, Micromem is developing next-generation sensor systems designed to deliver enhanced detection capabilities, artificial intelligence-enabled analytics, and scalable commercial applications. Visit www.micromeminc.com.

Safe Harbor Statement.

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:  OTCQB - Symbol: MMTIF and CSE - Symbol: MRM

Shares issued: 679,220,590

SEC File No: 0-26005

Investor Contact:  Joseph Fuda, info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com